Exhibit 21.1

INTERNAP NETWORK SERVICES CORPORATION
LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction

Voxel Holdings, Inc.	Delaware
Voxel Dot Net, Inc.	Delaware
Ubersmith, Inc.	Delaware
Internap Connectivity LLC	Delaware
Internap Network Services U.K. Limited	United Kingdom
Internap Network Services B.V.	Netherlands
Internap Technologies (Bermuda) Limited	Bermuda
Internap Technologies B.V.	Netherlands
Internap Network Services (HK) Limited	Hong Kong
Internap Network Services (Singapore) Pte Limited	Singapore
Internap Network Services (Australia) Co. Pty. Ltd.	Australia
Internap Network Services Canada	Canada
iWeb Technologies Inc.	Quebec, Canada
iWeb Hosting UK Ltd.	United Kingdom
iWeb Intellectual Property Inc.	Quebec, Canada
iWeb Peering Corporation	Delaware
iWeb U.S., LLC	Delaware
Internap Japan Co., Ltd.*	Japan

* Not wholly-owned.